                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549










                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               GALEY & LORD, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   36353K-10-3
              -----------------------------------------------------

                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
 -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 21, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)




                                  (Page 1 of 8)

CUSIP No. 36352K-10-3                  13D                     Page 2 of 8 Pages


        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citicorp Venture Capital, Ltd.
           13-2598089

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /

                                                                         (b) / /
        3  SEC USE ONLY


        4  SOURCE OF FUNDS*


           WC


        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY
        EACH                      4,867,502
     REPORTING
       PERSON                 9  SOLE DISPOSITIVE POWER
        WITH
                             10  SHARED DISPOSITIVE POWER

                                 4,867,502

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,867,502

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             / /

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           41.08%

       14  TYPE OF REPORTING PERSON*

           CO



                                 (Page 2 of 8)

CUSIP No. 36352K-10-3            13D                           Page 3 of 8 Pages



        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citibank, N.A.
           13-5266470

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /
                                                                         (b) / /

        3  SEC USE ONLY

        4  SOURCE OF FUNDS*

           OO

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY                   4,867,502
        EACH
     REPORTING                9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                 10  SHARED DISPOSITIVE POWER
                                 4,867,502

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,867,502

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             / /

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.08%

       14  TYPE OF REPORTING PERSON*
           BK




                                 (Page 3 of 8)

CUSIP No. 36352K-10-3             13D                         Page 4 of 8 Pages


        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Citicorp
           06-1515595

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

        3  SEC USE ONLY

        4  SOURCE OF FUNDS*
           OO

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY                   4,867,502
        EACH
     REPORTING                9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                 10  SHARED DISPOSITIVE POWER
                                 4,867,502

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,867,502

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             / /

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.08%

       14  TYPE OF REPORTING PERSON*
           HC



                                 (Page 4 of 8)

CUSIP No. 36352K-10-3           13D                           Page 5 of 8 Pages

        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Inc.


        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

        3  SEC USE ONLY

        4  SOURCE OF FUNDS*
           OO

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                  / /

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY                   4,879,935
        EACH
     REPORTING                9  SOLE DISPOSITIVE POWER
       PERSON
        WITH                 10  SHARED DISPOSITIVE POWER
                                 4,879,935

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,879,935

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                             / /

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           41.18%

       14  TYPE OF REPORTING PERSON*
           HC


                                 (Page 5 of 8)

                  This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the 13D originally filed on April 2, 1999 with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

                  This Amendment No. 1 relates to the Common Stock, par value $.01 per share of (the "Common Stock"), of Galey & Lord, Inc., a Delaware corporation ("Issuer"). Amendment No. 1 is being filed due to the purchase by Citicorp Venture Capital, Ltd. ("CVC") of a certain number of shares of the Issuer's Common Stock, and to amend the list of CVC officers and directors on Schedule A.

                  Item 5(a)-(b) is hereby amended in its entirety as follows:

                  (a)-(b) As of the close of business on May 21, 1999, CVC beneficially owns 4,867,502 shares of Common Stock, representing approximately 41.08% of the outstanding shares of such class, of which it has shared voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 4,867,502 shares of Common Stock, representing approximately 41.08% of the outstanding shares of such class as to which each has shared voting and dispositive powers. Citigroup, through its direct and indirect subsidiaries (including those described in the second paragraph of Item 4) beneficially owns 4,879,935 shares of Common Stock representing approximately 41.18% of the outstanding shares of such class as to which it has shared voting and dispositive powers.

                  Item 5(c) is hereby amended by adding the following sentences to the end of the paragraph:

                  On May 5, 1999, CVC acquired 5,000 shares of Common Stock for $4.4363 per share in the public market. On May 7, 1999, CVC acquired 111,000 shares of Common Stock for $4.138514 per share in the public market. On May 21, 1999, CVC acquired 30,000 shares of Common Stock for $4.125 per share in the public market.

                  Schedule A is hereby amended in its entirety as follows:






                                 (Page 6 of 8)

                                                                      SCHEDULE A

                        Executive Officers and Directors
                                       of
                         Citicorp Venture Capital, Ltd.

                  The names of the Directors and the names and title of the Executive officers of Citicorp Venture Capital, Ltd. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital, Ltd.


Name Title and Citizenship        Principal Occupation and Business Address
--------------------------        -----------------------------------------
Michael T. Bradley                Vice President

William T. Comfort                Chairman and Director

Richard M. Cashin                 President

Lauren M. Connelly                Vice President & Secretary

Charles E. Corpening              Vice President

Michael A. Delaney                Vice President

Ann Goodbody                      Director

Ian D. Highet                     Vice President

David Y. Howe                     Vice President

Thomas Jones                      Director

Byron L. Knief                    Vice President

Richard E. Mayberry               Vice President

Thomas F. McWilliams              Vice President

M. Saleem Muqaddam                Vice President

Thomas H. Sanders                 Vice President

Paul C. Schorr                    Vice President

Helene B. Shavin                  Vice President & Assistant Secretary

Joseph M. Silvestri               Vice President

David F. Thomas                   Vice President

James A. Urry                     Vice President

John D. Weber                     Vice President

Marc Weill                        Director


                                 (Page 7 of 8)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 25, 1999


                               CITICORP VENTURE CAPITAL, LTD.


                               By:      /s/ Helene B. Shavin
                               Name:    Helene B. Shavin
                               Title:   Vice President & Assistant Secretary


                               CITIBANK, N.A.


                               By:      /s/ Glenn S. Gray
                               Name:    Glenn S. Gray
                               Title:   Vice President & Assistant Secretary


                               CITICORP


                               By:      /s/ Glenn S. Gray
                               Name:    Glenn S. Gray
                               Title:   Assistant Secretary


                               CITIGROUP INC.


                               By:      /s/ Glenn S. Gray
                               Name:    Glenn S. Gray
                               Title:   Assistant Secretary


                                 (Page 8 of 8)